Exhibit 99.1

June 29, 2005

To: Shareholders

Notice of Resolutions of the 127th

Annual General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the following matters were reported upon and resolved at the 127th Annual General Meeting of Shareholders of our company convened on this date.

Yours faithfully,

Daiichi Pharmaceutical Co., Ltd.
14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo

By:	Kiyoshi Morita
Representative Director and President

Particulars

Matters reported:	1.	With respect to the Business Report, Consolidated Balance Sheet, Consolidated Statement of Income and the Report of the Results of the Audit by the Independent Auditors and the Board of Auditors on the Consolidated Financial Statements for the 127th Fiscal Year (April 1, 2004 to March 31, 2005):

	2.	With respect to the Balance Sheet and Statement of Income for the 127th Fiscal Year (April 1, 2004 to March 31, 2005):

The contents of the documents described in 1 and 2 above were reported.

Matters resolved:

First proposal:	Approval of Appropriation Plan of Retained Earnings for the 127th Fiscal Year.

This proposal was approved and adopted in its original form as proposed

(a profit dividend of 25 yen per share).

Second proposal:	Establishment of a 100% Parent Company by Means of Share Transfer.

This proposal was approved and adopted in its original form as proposed.

Third proposal:	Partial Amendment to the Articles of Incorporation.

This proposal was approved and adopted in its original form as proposed.

(The content of the amendment is attached hereto.)

Fourth proposal:	Election of Thirteen (13) Directors.

Regarding this proposal, Messrs. Kiyoshi Morita, Kenichi Mizutani, Tadao Suzuki, Hidetoshi Imaizumi, Tsutomu Une, Ryuzo Takada, Hiroshi Sugiyama, Teruo Takayanagi, Toru Kuroda, Akira Nagano, George Nakayama, Yoshifumi Nishikawa and Jotaro Yabe were elected and have assumed office.

Messrs. Yoshifumi Nishikawa and Jotaro Yabe are External Directors as prescribed by Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Fifth proposal:	Presentation of Retirement Allowances to Resigning Directors.

It was proposed and approved that retirement allowances be made to Directors, Messrs. Hiroyuki Nagasako, Hiroshi Yamamoto, Atsuo Inoue, Tomomi Chiba, Isao Hayakawa, Kyohei Nonose and Kazunori Hirokawa, within a suitable range based on the specified standards of the Company in appreciation of their meritorious services to the Company, and that the determination of the amount, the date of presentation and the procedure be entrusted to the Board of Directors.

End

By the Meeting of the Board of Directors held immediately after this Annual General Meeting of Shareholders, the following persons were appointed to and have assumed office as follows: Mr. Kiyoshi Morita, as Representative Director and President, Mr. Kenichi Mizutani, as Representative Director and Senior Managing Director, Mr. Tadao Suzuki as Senior Managing Director, and Messrs. Hidetoshi Imaizumi, Tsutomu Une and Ryuzo Takada, as Managing Directors of the Company.

In addition, on this same date, the Board of Directors appointed Executive Officers as follows.

Representative Director, President & Executive Officer	Kiyoshi Morita	Senior Executive Officer	Kyohei Nonose

Representative Director, Senior Managing Director & Executive Officer	Kenichi Mizutani	Senior Executive Officer	Kazunori Hirokawa

Senior Managing Director & Executive Officer	Tadao Suzuki	Executive Officer	Toshiro Minotani

Managing Director & Executive Officer	Hidetoshi Imaizumi	Executive Officer	Koujyu Ogawa

Managing Director & Executive Officer	Tsutomu Une	Executive Officer	Yusuke Yukimoto

Managing Director & Executive Officer	Ryuzo Takada	Executive Officer	Tadashi Horiuchi

Director & Executive Officer	Hiroshi Sugiyama	Executive Officer	Masatoshi Sakamoto

Director & Executive Officer	Teruo Takayanagi	Executive Officer	Osamu Goishihara

Director & Executive Officer	Toru Kuroda	Executive Officer	Nobumasa Tamai

Director & Executive Officer	Akira Nagano	Executive Officer	Yoichi Hara

Director & Executive Officer	George Nakayama	Executive Officer	Takao Sato

		Executive Officer	Koichi Masumura

		Executive Officer	Yuichi Kano

		Executive Officer	Toshio Takahashi

		Executive Officer	Manabu Sakai

		Executive Officer	Haruhisa Kubota

<Content of Amendments to the Articles of Incorporation>

(Changes are underlined)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment

Chapter 1. General Provisions

(Purpose)

Article 3

The purpose of the Company shall be to engage in the following businesses:

(1) (omitted);

(2) Manufacture, sale and purchase of medical devices, and sale, purchase, exportation and importation of miscellaneous goods for daily necessities;

(3) (subsequent items omitted);

Chapter 1. General Provisions

(Purpose)

Article 3

The purpose of the Company shall be to engage in the following businesses:

(1) (unchanged);

(2) Manufacture, sale and purchase of medical equipment, and sale, purchase, exportation and importation of miscellaneous goods for daily necessities;

(3) (subsequent items unchanged);

Chapter 4. Directors and Board of Directors

(Term of Office)

Article 17

The term of office of Directors shall expire at the close of the annual shareholders’ meeting relating to the last closing of accounts to occur within two (2) years from their assumption of office.

Chapter 4. Directors and Board of Directors

(Term of Office)

Article 17

The term of office of Directors shall expire at the close of the annual shareholders’ meeting relating to the last closing of accounts to occur within one (1) year from their assumption of office.

(Newly made)

(Release of the Liability of Outside Directors)

Article 23

The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to acts set forth in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and regulations.

(The numbering of each of the subsequent articles of the current Articles of Incorporation is to be adjusted by increase of one number.)

1. Payment of Dividend

We hereby request that you submit the “Notice of Payment by Postal Transfer” enclosed herewith and receive 25 yen per share as the dividend for the 127th fiscal year during the payment period from June 30, 2005 to July 29, 2005.

Those persons who have elected that transfer be made by bank or postal transfer shall please confirm the contents of the enclosed “Dividend Statement” and “Confirmation of Designation for Transfer of Dividend”.

2. Public Disclosure of Accounts

Rather than providing a paper version of the statement of accounts, the balance sheet and the profit and loss statement will instead be available on line at (http://www.daiichipharm.co.jp/). Please refer to this site.